1847 Goedeker Inc.

3817 Millstone Parkway

St. Charles, MO 63301

May 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	1847 Goedeker Inc.

Registration Statement on Form S-1

File No. 333-255709

Mr. Anderegg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), 1847 Goedeker Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 5:30 p.m., Eastern Daylight Time, on Thursday, May 27, 2021, or as soon as thereafter possible.

Also, the Company authorizes Louis A. Bevilacqua at Bevilacqua PLLC, outside counsel to the Company, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission. Please call Mr. Bevilacqua at (202) 869-0888 (ext. 100) as soon as the Registration Statement has been declared effective.

Under separate cover, you will receive today a letter from the underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

1847 Goedeker Inc.

By:	/s/ Douglas T. Moore
Douglas T. Moore
Chief Executive Officer